April 11, 2025

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	USCF Metals Commodity Strategy Fund (Series No. S000079463), a series of USCF ETF Trust (File Nos. 333-196273; 811-22930)

Ladies and Gentlemen,

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), USCF ETF Trust (the “Trust”) hereby requests the withdrawal of Post-Effective Amendment No. 138 to the Trust’s registration statement on Form N-1A, which was filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2022 (Accession No. 0001171200-22-000344). Post-Effective Amendment No. 138 was filed under Rule 485(a) under the Securities Act in order to register shares of USCF Metals Commodity Strategy Fund, a series of the Trust.

In addition, the delaying amendments listed below (the “Delaying Amendments”) were filed pursuant to Rule 485(b) under the Securities Act (submission type 485BXT) for the sole purpose of delaying the effectiveness of Post-Effective Amendment No. 138. The Trust also requests the withdrawal of the Delaying Amendments.

USCF | 1850 Mt. Diablo Blvd., Suite 640, Walnut Creek, CA 94596 | Funds distributed by ALPS Distributors, Inc.

Filing date	Acceptance Date	Accession Number
March 14, 2025	2025-03-14	0001171200-25-000055
February 14, 2025	2025-02-14	0001171200-25-000021
January 17. 2025	2025-01-17	0001171200-25-000007
December 20, 2024	2024-12-20	0001171200-24-000363
November 22, 2024	2024-11-22	0001171200-24-000339
October 25, 2024	2024-10-25	0001171200-24-000324
September 27, 2024	2024-09-27	0001171200-24-000296
August 30, 2024	2024-08-30	0001171200-24-000283
August 2, 2024	2024-08-02	0001171200-24-000241
July 5, 2024	2024-07-05	0001171200-24-000233
June 7, 2024	2024-06-07	0001171200-24-000217
May 10, 2024	2024-05-10	0001171200-24-000204
April 12, 2024	2024-04-12	0001171200-24-000168
March 15, 2024	2024-03-15	0001171200-24-000050
February 16, 2024	2024-02-16	0001171200-24-000018
January 19, 2024	2024-01-19	0001171200-24-000008
December 22, 2023	2023-12-22	0001171200-23-000500
November 24, 2023	2023-11-24	0001171200-23-000471
October 27, 2023	2023-10-27	0001171200-23-000438
September 29, 2023	2023-09-29	0001171200-23-000431
September 1, 2023	2023-09-01	0001171200-23-000416
August 4, 2023	2023-08-04	0001171200-23-000352
July 7, 2023	2023-07-07	0001171200-23-000321
June 9, 2023	2023-06-09	0001171200-23-000311
May 12, 2023	2023-05-12	0001171200-23-000303
April 14, 2023	2023-04-14	0001171200-23-000241
March 16, 2023	2023-03-16	0001171200-23-000103
February 15, 2023	2023-02-15	0001171200-23-000063
January 17, 2023	2023-01-17	0001171200-23-000025

The Trust is requesting the withdrawal of Post-Effective Amendment No. 138 and the Delaying Amendments because the Trust no longer intends to launch USCF Metals Commodity Strategy Fund. The Trust confirms that no shares of USCF Metals Commodity Strategy Fund have been sold.

Please direct any inquiries regarding this application to the Trust’s legal counsel, Cynthia R. Beyea of Dechert LLP at (202) 261-3447 or Cynthia.Beyea@dechert.com.

USCF ETF Trust

By:	/s/ John P. Love
John P. Love
President and Principal Executive Officer